UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aviv REIT, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05381L 101
(CUSIP Number)

Omega Healthcare Investors, Inc.
Attn: Robert O. Stephenson
200 International Circle
Suite 3500
Hunt Valley, Maryland 21030

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Omega Healthcare Investors, Inc. I.R.S. Identification No. of above persons (entities only): 38-3041398
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,653,813 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,653,813 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,653,813(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (1)
14		TYPE OF REPORTING PERSON CO

(1)
Beneficial ownership of 45.8% of outstanding Shares (as defined herein) is being reported hereunder solely because Omega (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Omega that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 45.8% beneficial ownership is based on (i) 21,653,813 Shares beneficially owned by the Shareholder (as defined herein) that are party to the Voting Agreement as of October 30, 2014 and (ii) 47,252,341 Shares reported outstanding as of October 29, 2014 (as set forth in the Merger Agreement referred to in this Schedule 13D).

2

Item 1.          Security and Issuer.

The class of securities to which this statement relates is the shares of common stock, par value $0.01 (the “Shares”), of Aviv REIT, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 303 W. Madison Street, Suite 2400, Chicago, Illinois.

Item 2.          Identity and Background.

(a)	This statement is being filed by Omega Healthcare Investors, Inc., a Maryland corporation (“Omega”).

(b)	The address and principal office of Omega is: 200 International Circle Suite 3500 Hunt Valley, Maryland 21030.

(c)	The principal business of Omega is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Omega that contains the following information with respect to each such person, in each case as of the date hereof: (a) name, (b) business address, (c) present principal occupation or employment and the name and (d) citizenship.

(d) and (e):

During the last five years, neither Omega nor, to the best of Omega’s knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof and in connection with the execution of the Merger Agreement, LG Aviv L.P., a Delaware limited partnership (the “Shareholder”) entered into a Voting Agreement and Irrevocable Proxy dated October 30, 2014 with Omega (the “Voting Agreement”), pursuant to which the Shareholder agreed to vote all of their Shares (subject to certain limitations) in favor of the approval and adoption of the Merger (as defined herein), subject to the terms and conditions set forth in the Voting Agreement. The Shares to which this statement relate have not been purchased by Omega, and thus no funds have been used for such purpose. Other than the consideration to be paid by Omega pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Omega has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

3

Item 4.          Purpose of Transaction.

(a)-(j)

On October 30, 2014, Omega, and its newly formed subsidiaries, OHI Healthcare Properties Holdco, Inc., a Delaware corporation (“Merger Sub”), and OHI Healthcare Properties Limited Partnership, L.P., a Delaware limited partnership (“Omega Operating Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Aviv Healthcare Properties Limited Partnership., a Delaware limited partnership (the “Aviv Operating Partnership”), pursuant to which the Issuer will be merged with and into Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly-owned subsidiary of Omega.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each issued and outstanding share of Aviv common stock, par value $0.01 per share (other than shares held by the Issuer or its wholly-owned subsidiaries, which shares will be canceled), shall be exchanged for the right to receive nine-tenths (0.90) of a share of Omega common stock, par value $0.10 per share (such ratio, the “Exchange Ratio,” and all such shares, the “Merger Consideration”).

Consummation of the Merger is subject to certain mutual conditions of the parties, including, without limitation, (i) the approval of the Merger Agreement by the Issuer’s shareholders (the “Aviv Shareholder Approval”), (ii) the approval of the issuance of shares of Omega common stock in connection with the Merger by Omega shareholders (the “Omega Shareholder Approval”), (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the approval for listing on the New York Stock Exchange of the shares of Omega common stock to be issued in the Merger, (v) the effectiveness of the registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, to be filed by Omega for purposes of registering the shares of Omega common stock issuable in connection with the Merger and (vi) the consummation of the Partnership Combination. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (w) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), (x) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers), (y) the receipt of opinions confirming that each party qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”) and (z) the receipt of an opinion that the Merger will qualify as a tax-free reorganization under the Code.  Omega expects the Closing to occur in the first quarter of 2015, although there can be no assurance as to whether or when the Closing will occur.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, the directors and officers of the Issuer will be replaced by the directors and officers of the Merger Sub.

Omega and the Issuer have made certain customary representations, warranties and covenants to each other in the Merger Agreement, including, among others, covenants to (i) conduct their business in the ordinary course during the period between the execution of the Merger Agreement and the Merger Effective Time and (ii) not engage in certain activities between the execution of the Merger Agreement and Merger Effective Time, subject to certain exceptions.

4

Subject to certain exceptions, from the date of the Merger Agreement until the earlier of (i) the Merger Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, the Issuer is subject to customary “no-shop” restrictions on its ability to solicit Competing Proposals (as defined in the Merger Agreement) from (and to provide information to, engage in discussions with or enter into an acquisition agreement with) third parties regarding a Competing Proposal.  However, the no-shop restrictions are subject to certain exceptions, including customary “fiduciary-out” provisions which allows Aviv under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited competing proposals.

The Merger Agreement contains certain termination rights for both Omega and the Issuer, including, among others, (i) if the Merger is not consummated on or before May 31, 2015, subject to limited extensions in connection with financing as set forth in the Merger Agreement (the “Outside Date”), (ii) if the Aviv Shareholder Approval or the Omega Shareholder Approval is not obtained, or (iii) upon a material uncured breach by the other party that would result in a closing condition not to be satisfied.

Upon consummation of the Merger, the Issuer’s common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

In connection with the execution of the Merger Agreement, Omega entered into a Voting Agreement and Irrevocable Proxy dated October 30, 2014 by and between Omega and the Shareholder (the “Voting Agreement”).  The Voting Agreement provides that the Shareholder will agree to vote its shares of the Issuer (which, after giving effect to an Investment Agreement dated March 25, 2013 entered into by Shareholder and the Issuer, represent approximately 37% of the outstanding shares of the Issuer) in favor of the Merger, subject to the terms and conditions set forth in the Voting Agreement.

The Shareholder may terminate the Voting Agreement following (i) a decrease or change in the form of the Merger Consideration, or (ii) an extension of the Outside Date (other than certain permitted extensions described above).

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

(a) – (b):

Prior to October 30, 2014, Omega was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, Omega may be deemed to beneficially own 21,653,813 Shares (with shared voting power and shared dispositive power) representing approximately 45.8% of the total outstanding Shares, based on 47,252,341 Shares reported outstanding as of October 29, 2014 (as set forth in the Merger Agreement). Omega disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Omega as to the beneficial ownership of such Shares.

5

To Omega’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, Omega (i) is not entitled to any rights as a stockholder of the Issuer with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Omega is the beneficial owner of any securities of the Issuer (including, without limitation, the Shares owned by the Shareholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c)
Except as described in this Schedule 13D, no transactions in the Shares were effected during the past 60 days by Omega, or, to the best of the knowledge of Omega, by any of the other persons listed on Schedule A hereto.

(d)
To the knowledge of Omega, no persons other than the Shareholder  has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e)	Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.          Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein,

Neither Omega nor, to the best of their knowledge, any of the other persons listed on Schedule A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.          Materials to be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of October 30, 2014, by and among Omega Healthcare Investors, Inc., OHI Healthcare Properties Holdco, Inc., OHI Healthcare Properties Limited Partnership, L.P., Aviv REIT, Inc., and Aviv Healthcare Properties Limited Partnership (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Omega Healthcare Investors, Inc., on November 5, 2014).

Exhibit 2
Voting Agreement and Irrevocable Proxy, dated as of October 30,2014, by and between Omega Healthcare Investors, Inc., and LG Aviv L.P. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Omega Healthcare Investors, Inc., on November 5, 2014).

6

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2014	OMEGA HEALTHCARE INVESTORS, INC.

	By:	/s/ Robert O. Stephenson
Name: Robert O. Stephenson
Title: Chief Financial Officer and Treasurer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the (a) name and (b) present principal occupation or employment of each of the directors and executive officers of Omega. To Omega’s knowledge, all directors and officers listed below are citizens of the United States. The business address of all directors and officers listed below is c/o Omega Healthcare Investors, Inc., 200 International Circle, Suite 3500, Hunt Valley, Maryland.

Name	Present Principal Occupation or Employment
Daniel J. Booth, Executive Officer	Chief Operating Officer of Omega
Craig R. Callen, Director	Senior Advisor to Crestview Advisors, LLC
R. Lee Crabill Jr., Executive Officer	Senior Vice President of Operations of Omega
Thomas F. Franke, Director	Chairman and Principal Owner of Cambridge Partners, Inc.
Barbara B. Hill, Director	Operating Partner of Moelis Capital Partners
Harold J. Kloosterman, Director	President of Cambridge Partners, Inc.
Bernard J. Korman, Director	Retired Chairman of the Board of Trustees of Philadelphia Healthcare Trust
Edward Lowenthal, Director	Director of American Campus Communities
C. Taylor Pickett, Director and Executive Officer	Chief Executive Officer of Omega
Stephen D. Plavin, Director	Senior Managing Director of Blackstone Group and Chief Executive Officer and Director of Capital Trust, Inc.
Michael D. Ritz, Executive Officer	Chief Accounting Officer of Omega
Robert O. Stephenson, Executive Officer	Chief Financial Officer of Omega